EXHIBIT 99.1

Precision Drilling Corporation Holding Virtual-Only 2024 Annual and Special Meeting of Shareholders on May 16

CALGARY, Alberta, May 02, 2024 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (Precision) would like to remind shareholders that it is holding its 2024 Annual and Special Meeting of Shareholders (the Annual Meeting) on Thursday, May 16, 2024 at 10:00 a.m. MST. As previously announced, the Annual Meeting will be held in a virtual-only meeting format. The meeting format will provide all shareholders an equal opportunity to participate in the Annual Meeting regardless of their geographic location.

The Annual Meeting can be accessed by logging in online at https://meetnow.global/M2YFHPG. Registered shareholders and duly appointed proxyholders who participate in the Annual Meeting online will be able to listen to the Annual Meeting, ask questions and vote, all in real time, provided that they are connected to the internet. In all cases, shareholders must follow the instructions set out in their applicable proxy or voting instruction forms. Shareholders can vote by proxy in advance of the Annual Meeting as in prior years. Guests can listen to the Annual Meeting but will not be able to communicate or vote.

Additional information regarding shareholder participation in the Annual Meeting (including voting instructions) may be found in Precision’s Management Information Circular, dated April 3, 2024, which is available on our website (https://www.precisiondrilling.com/investors/financial-information-public-filings/). Additionally, detailed instructions for shareholders to participate in the meeting are provided in Precision’s Virtual AGM User Guide available on our website by selecting “Investor Relations,” then “Webcasts & Presentations.”

If you have questions regarding your ability to participate or vote at the Annual Meeting, please contact Precision’s registrar and transfer agent, Computershare, at 1-800-564-6253.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For more information about Precision, please visit our website at www.precisiondrilling.com or contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com